FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 15, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒   Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Wimm-Bill-Dann Foods OJSC (“the Company”) informs that the Company’s common registered book-entry shares were accepted for trading on MICEX Stock Exchange ZAO - 100% subsidiary of MICEX ZAO, - without including these securities in the quotation lists.

Formerly the Company’s common registered book-entry shares were traded on MICEX ZAO without including these securities in the quotation lists.

Date as of which the Company got to know about the event specified above – February 11, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Vladimir V. Preobrajensky
		Name:	Vladimir V. Preobrajensky
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	February 15, 2005